[redacted]

13013367

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65473

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BTIG, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

600 Montgomery Street 6th Floor
(No. and street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian K Endres **415-248-2200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission St	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/7

KW 3/14

OATH OR AFFIRMATION

I, Brian K. Endres, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTIG, LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Brian K Endres

Date February 27, 2013

Title Chief Financial Officer

State of California
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 27 day of FEB, 2013
by BRIAN K. ENDRES,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature C. Chao (Seal)

Signature C. Chao
Notary Public

C. CHAO
Commission # 1979041
Notary Public - California
San Francisco County
My Comm. Expires Jun 17, 2016

Deloitte

BTIG, LLC

(SEC. I.D. NO. 8-65473)

Statement of Financial Condition
as of December 31, 2012, and
Independent Auditors' Report and
Supplemental Report on Internal Control

BTIG, LLC

(SEC. I.D. NO. 8-65473)

Statement of Financial Condition
as of December 31, 2012, and
Independent Auditors' Report and
Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of BTIG, LLC:

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2012, and the related notes ("the financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BTIG, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$34,526,935
CASH SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS	8,127,508
SECURITIES OWNED — At fair value	1,437,306
RECEIVABLE FROM CLEARING BROKERS	21,204,565
RECEIVABLE FROM OTHER BROKER-DEALERS	3,480,490
RECEIVABLE FROM PARENT, AFFILIATES AND EMPLOYEES	14,684,981
OTHER ASSETS	5,105,706
TOTAL	$88,567,491

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Securities sold not yet purchased — at fair value	$ 1,163,478
Accrued commissions	6,943,020
Accrued compensation and benefits	10,488,584
Accrued floor brokerage, exchange, execution and clearance fees	488,787
Accounts payable and other accrued expenses	10,095,928
Total liabilities	29,179,797
MEMBERS' EQUITY	59,387,694
TOTAL	$88,567,491

See notes to statement of financial condition.

1. NATURE OF BUSINESS

BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as a broker-dealer in December 2002, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in brokerage activities acting primarily as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), listed options, as a principle for transactions in fixed income securities as well as on a name give-up basis for futures and foreign exchange transactions. All institutional customer equity, options and fixed income businesses are cleared through a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — the Statement of Financial Condition is expressed in United States dollars and has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events — Management has evaluated subsequent events through the date the Statement of Financial Condition were available and issued.

Use of Estimates — The preparation of the Company's Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of Statement of Financial Condition. Actual amounts could differ from those estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated under Federal or Other Regulations — At December 31, 2012, the Company had maintained a cash balance of $8,127,508 in a reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, but not yet Purchased — Securities owned and securities sold, but not yet purchased are recorded on a trade-date basis and are carried at fair value.

Receivable from/Payable to Clearing Brokers — Securities transactions are executed through clearing brokers on a fully-disclosed basis. Amounts receivable from and payable to the clearing brokers relate to such transactions.

Translation of Foreign Currency — Purchases and sales of investments that are denominated in foreign currencies, are translated into United States dollar amounts on the transaction date.

Fair Value of Financial Instruments — Securities owned and securities sold, but not yet purchased, are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent re-pricing.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

3. FAIR VALUE OF ASSETS AND LIABILITIES

FASB authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Investments in this category included active exchange-traded money market funds, listed equities, and listed options. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. The Company did not transfer any assets or liabilities between level 1 and level 2 during 2012.

Level 2 — Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques — The Company values investments in securities owned and securities sold but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from an independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party

pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2012, the Company did not adjust prices received from the pricing services.

The Company did not hold any investments categorized as Level 3 at December 31, 2012.

Assets and Liabilities Recorded at Fair Value — The Company's assets and liabilities recorded at fair value include securities owned, and securities sold, but not yet purchased. These assets and liabilities are categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2012. Additionally, there were no securities transferred in or out of Level 3 during 2012.

The following table as of December 31, 2012, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

	Total	Level I	Level II	Level III
Assets:				
Equity securities	$ 492,420	$ 479,139	$ 13,281	$ -
Equity options	735	735		
Senior Notes	687,900	687,900		
Convertible corporate debt	256,251		256,251	
Total assets	$ 1,437,306	$ 1,167,774	$269,532	$ -
Liabilities — securities sold not yet purchased:				
Equity securities	$(1,163,478)	$(1,146,814)	$ (16,664)	$ -
Total liabilities	$(1,163,478)	$(1,146,814)	$ (16,664)	$ -

The following table presents additional information about investments that are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value as of December 31, 2012:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Collateralized Loan Obligation
Beginning balance as of January 1, 2012	$ 355,989
Purchases	
Sales and paydowns	(355,989)
Transfers out of Level 3	
Transfers into Level 3	
Settlements	
Ending balance as of December 31, 2012	$ -

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. At December 31, 2012, the Company's minimum net capital requirement, pursuant to the requirements for market makers, was $834,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2012, the Company's net capital was $38,315,317 which was $37,481,317 in excess of its minimum requirement.

5. RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS

Receivables from the clearing brokers, Goldman Sachs Execution and Clearing L.P., Pershing LLC, and J.P. Morgan Clearing Corp. ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2012, the Company's receivables from the Clearing Brokers were approximately $14,029,000, $5,996,000, and $1,179,000, respectively, of which approximately $1,500,000, $250,000, and $1,000,000, respectively, are maintained as clearing deposits.

6. RECEIVABLES FROM OTHER BROKER-DEALERS

Receivables from other broker-dealers are stated net of allowance for doubtful accounts of $10,000 at December 31, 2012. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading and agency futures trading transactions done on behalf of the Company's customers.

7. FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition to the Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event that such counterparties do not fulfill their obligations.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions

result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the Statement of Financial Condition. The associated interest rate risk of these securities is not deemed material to the Company.

8. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 5. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

9. RELATED-PARTY TRANSACTIONS

The Company has a revolving line of credit with the Parent which allows the Parent to borrow amounts up to $10,000,000 from the Company. In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the London Interbank Offered Rate. As of December 31, 2012, $8,400,000 was outstanding under the line of credit and is included in receivable from parent, affiliates and employees. From time to time, the Company also purchases fixed assets or pays operating expenses on behalf of the Parent. Included in receivable from parent, affiliates and employees is approximately $4,737,000 receivables for such amounts at December 31, 2012. Pursuant to an expense sharing agreement (the "Services Agreement") dated April 16, 2008, between the Company and the Parent, the Company is charged for the use of furniture, equipment, and leasehold improvements owned by the Parent. Amounts that are due from the Parent related to the Services Agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent, which is included in receivable from parent, affiliates, and employees in the Statement of Financial Condition.

The Company provides trade execution services for securities traded in the United States to affiliated broker dealers that are located outside of the United States. In addition, the Company receives trade execution services for securities traded outside of the United States from the affiliated broker-dealers located outside of the United States.

As disclosed in Note 5, one of the Company's clearing brokers, Goldman Sachs Execution and Clearing LP, is an affiliate of one of the Company's Members, Goldman Sachs Group, Inc.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2012, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's Statement of financial condition.

During 2012, the State of New York commenced a Sales and Use Tax audit of the Company. In connection with the audit, the Company recorded a liability of approximately $1,477,000 reflecting the low end of the range of estimated probable payment to satisfy use tax claims including estimated penalties and interest related to open tax years 2006 to 2012. Approximately $1,156,000 of the liability relates to tax years 2011 and earlier. The Company recorded this liability in the Statement of Financial Condition in Accounts Payable and Other Accrued Expenses. The State of New York Sales and Use tax

audit is on going and the ultimate outcome could result in the liability increasing by approximately $500,000 (due to additional penalties and interest) or decreasing depending on the ultimate disposition of the tax audit.

11. LEASE COMMITMENTS

The Company has lease agreements for office space under non-cancelable operating lease agreements. The last of these leases expire in June 2022. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2012, are as follows:

Years Ending December 31	
2013	$ 3,157,253
2014	3,543,543
2015	3,593,896
2016	3,706,568
2017	3,760,198
Thereafter	9,121,587
	$26,883,045

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

February 27, 2013

BTIG, LLC
San Francisco, California

In planning and performing our audit of the financial statements of BTIG, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP